Exhibit 99.2

PRESS RELEASE

NWT URANIUM ANNOUNCES GRANT OF OPTIONS

Toronto, Ontario, July 14, 2009 – NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) (the "Corporation") announces that it has granted options to purchase up to an aggregate of 1,700,000 common shares of the Corporation to a director and an employee. The options are exercisable at the price of $0.115 per share and will expire on July 9, 2014. All options are granted in accordance with the Corporation’s stock option plan and are subject to regulatory approval.

NWT Uranium is a Publicly Traded Mineral Exploration Company and an emerging international exploration company with an experienced management team. The company is focused on mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FURTHER INFORMATION:
John P. Lynch
NWT Uranium Corp.
(416) 504-3978
info@nwturanium.com